SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

SCHEDULE 13D
(Amendment No. 3)*

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Stellus Private Credit BDC
(Name of Issuer)

Common Shares of Beneficial Interest, par value $0.01 per share	N/A
(Title of class of securities)	(CUSIP number)

4400 Post Oak Parkway, Suite 2200
Houston, Texas 77027
(713) 292-5400

with copies to:
The Phoenix Insurance Company Ltd.
Derech Hashalom 53, Givataim 53454, Israel
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 15, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. N/A

1	NAME OF REPORTING PERSON: Shotfut Ashrai Lo Sachir - Phoenix Amitim
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Other OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 1,812,660
	8	SHARED VOTING POWER: 2,488,317
	9	SOLE DISPOSITIVE POWER: 1,812,660
	10	SHARED DISPOSITIVE POWER: 2,488,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 1,812,660
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 26.13%*
14	TYPE OF REPORTING PERSON: PN

*All percentages of ownership of the Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”) by Reporting Persons presented in this amendment to Schedule 13D/A are based on an aggregate of 6,937,084 Common Shares as of the day of this report.

CUSIP No. N/A

1	NAME OF REPORTING PERSON: The Phoenix Insurance Company Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Other OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 319,848
	8	SHARED VOTING POWER: 2,488,317
	9	SOLE DISPOSITIVE POWER: 319,848
	10	SHARED DISPOSITIVE POWER: 2,488,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 319,848
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 4.61%*
14	TYPE OF REPORTING PERSON: CO

*All percentages of ownership of the Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”) by Reporting Persons presented in this amendment to Schedule 13D/A are based on an aggregate of 6,937,084 Common Shares as of the day of this report.

1	NAME OF REPORTING PERSON: Phoenix Invest Direct Lending LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: Other OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: State of Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: 355,993
	8	SHARED VOTING POWER: 2,488,317
	9	SOLE DISPOSITIVE POWER: 355,993
	10	SHARED DISPOSITIVE POWER: 2,488,317
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 355,993
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 5.13%*
14	TYPE OF REPORTING PERSON: PN

*All percentages of ownership of the Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”) by Reporting Persons presented in this amendment to Schedule 13D/A are based on an aggregate of 6,937,084 Common Shares as of the day of this report.

CONTINUATION PAGES TO SCHEDULE 13D

This Amendment No. 3 to Schedule 13D (“the Amendment”) is being filed by Shotfut Ashrai Lo Sachir - Phoenix Amitim (“Shotfut Ashari”),The Phoenix Insurance Company Ltd. (“The Phoenix”) and Phoenix Invest Direct Lending LP (“Phoenix Invest”) (collectively, the “Reporting Persons” and each, a “Reporting Person”) to report the acquisition of Common Shares of Stellus Private Credit BDC. (the “Issuer”).

As a result of the relationships of Shotfut Ashari and Phoenix Invest with The Phoenix, it is possible that Shotfut Ashari and Phoenix Invest may be deemed members of a “group”, within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Act”), with The Phoenix.

The agreement among the Reporting Persons relating to the joint filing of this Amendment is attached as an exhibit hereto. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Amendment.

Item 3.          Source and Amount of Funds or Other Consideration.

Item 3 is amended in relevant parts as follows:

On January 31, 2022, Shotfut Ashrai acquired 736,457 Common Shares from the Issuer for the amount of $11,046,848. On May 11, 2022, Shotfut Ashrai acquired an additional 427,675 Common Shares from the issued for the amount of $6,312,485. On August 30, 2022, Shotfut Ashrai acquired 428,837 Common Shares from the Issuer for the amount of $6,312,485. On March 14, 2023, Shotfut Ashrai acquired 90,238 Common Shares from the Issuer for the amount of $ 1,321,077. Finally, on August 15, 2023, Shotfut Ashrai acquired an additional 129,269 Common Shares from the Issuer for the amount of $1,936,446.  Shotfut Ashrai funded these purchases using capital from long term savings of OPM (Other People Money) investments.

On January 31, 2022, The Phoenix acquired 129,963 Common Shares from the Issuer for the amount of $1,949,444. On May 11, 2022, The Phoenix acquired an additional 75,472 Common Shares from the issued for the amount of $1,113,968. On August 30, 2022, The Phoenix acquired 75,677 Common Shares from the Issuer for the amount of $1,113,968. On March 14, 2023, The Phoenix acquired 15,924 Common Shares from the Issuer for the amount of $233,131. Finally, on August 15, 2023, The Phoenix acquired 22,812 Common Shares from the Issuer for the amount of $341,726.  The Phoenix funded these purchases using nostro capital under The Phoenix Insurance Company Ltd. which are a result of the company’s core insurance businesses and the investment activity of the nostro investments unit.

On May 10, 2023, Phoenix Invest acquired 339,316 Common Shares from the Issuer for the amount of $5,000,000. On August 15, 2023, Phoenix Invest acquired 16,677 Common Shares from the Issuer for the amount of $249,819. Phoenix Invest funded these purchases using capital from long term savings of OPM (Other People Money) investments.

Item 5.          Interest in Securities of the Issuer.:

Item 5 is amended in relevant parts as follows:

The information below is based on an aggregate 6,937,084 Common Shares issued and outstanding as of the day of this report.

Item 7.          Material to be Filed as Exhibits.

Exhibit	Description

99.3	Joint Filing Agreement

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: August 15, 2023

SHOTFUT ASHRAI LO SACHIR - PHOENIX AMITIM	/s/ Eli Schwartz
Name: Eli Schwartz
Title: Deputy CEO, CFO, Head of Finance
/s/ Haggai Schreiber
Name: Haggai Schreiber
Title: Chief Investments Officer, Deputy CEO

THE PHOENIX INSURANCE COMPANY LTD.	/s/ Eli Schwartz
Name: Eli Schwartz
Title: Deputy CEO, CFO, Head of Finance
/s/ Haggai Schreiber
Name: Haggai Schreiber
Title: Chief Investments Officer, Deputy CEO

Phoenix Invest Direct Lending LP	/s/ Stuart Schapiro
Name: Stuart Schapiro
Title: Director

/s/ _Alex Shchuchensky
Name: Alex Shchuchensky
Title: CPA